Preliminary Draft
                                                  For Discussion Purposes Only


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             Lightning Gaming, Inc.
                      -------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
                      -------------------------------------
                         (Title of Class of Securities)


                               To Be Applied For
                      -------------------------------------
                                 (CUSIP Number)


                                  Brian Haveson
                               106 Chelsea Parkway
                               Boothwyn, Pa 19061
                                 (610) 494-5534
                      -------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 25, 2008
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

       CUSIP No. To be Applied For
       ------------------------------------------------------------------------
       (1)  Names of Reporting Persons: Brian Haveson
       ------------------------------------------------------------------------
       (2)  Check the Appropriate Box if a Member of a
            Group (See Instructions)
                  (a) [ ]
                  (b) [ ]
       ------------------------------------------------------------------------
       (3)  SEC use only
       ------------------------------------------------------------------------
       (4)  Source of Funds (See Instructions) AF
       ------------------------------------------------------------------------
       (5)  Check if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e) [ ]
       ------------------------------------------------------------------------
       (6)  Citizenship or Place of Organization     United States of America
       ------------------------------------------------------------------------
       Number of shares beneficially owned by each reporting
       person with:
       ------------------------------------------------------------------------
       (7)  Sole Voting Power                893,409
       ------------------------------------------------------------------------
       (8)  Shared Voting Power                   0
       ------------------------------------------------------------------------
       (9)  Sole Dispositive Power          893,409
       ------------------------------------------------------------------------
       (10) Shared Dispositive Power            0
       ------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            893,409

       (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

       (13) Percent of Class Represented by Amount in Row (11)
            18.9%

       (14) Type of Reporting Person (See Instructions)
            IN

This Amendment No. 2 amends and supplements the Schedule 13D that was originally filed by Brian Haveson on August 31, 2007 and was amended by Amendment No. 1 filed on February 8, 2008 (as so amended, the "Schedule 13D") relating to the shares of common stock, par value $0.001 per share (the "Shares"), of Lightning Gaming, Inc. (formerly known as "Red Pearl Acquisition Corp." and referred to herein as the "Issuer"). Except as expressly set forth herein, there have been no changes to the information contained in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person became the beneficial owner of 100,000 additional Shares (the "Option Shares") due to the vesting on August 8, 2008 of stock options to acquire those Shares (the "Vested Options").

On August 25, 2008, the reporting person gave a gift of 2,500 Shares.

Item 4. Purpose of Transaction.

The reporting person acquired beneficial ownership of the Option Shares through the vesting of stock options previously granted to him as incentive compensation.

Item 5. Interest in Securities of the Issuer

(a) and (b) The reporting person beneficially owns 893,409 Shares, or 18.9% of the outstanding Shares, the only class of outstanding capital stock of the Issuer. The reporting person has sole voting power and dispositive power over all of his Shares.

(c) On August 8, 2008, the reporting person acquired the right to acquire the Option Shares through the vesting of stock options that were previously granted to him as incentive compensation. The per-share exercise price of the Vested Options is $2.56.

On August 25, 2008, the reporting person transferred 2,500 Shares as a gift.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:  September  8, 2008


                                               /s/ Brian Haveson
                                               ---------------------------
                                               Name:  Brian Haveson